EXHIBIT 3

         Set forth below is a summary of the acquisition and disposition of shares of the Issuer by Phillip Frost, M.D. effected from November 23, 1994 through the date of this Schedule 13D.


                   NUMBER OF SHARES        PRICE PER            TYPE OF
DATE           ACQUIRED       DISPOSED     SHARE            TRANSACTION


1/8/96                         1,000       17.625    Open Market Transaction

1/9/96                         13,000      18.365384 Open Market Transaction

1/10/96                        60,000      19.1041   Open Market Transaction

1/11/96                        80,000      19.1953   Open Market Transaction

1/15/96                        45,000      20.5208   Open Market Transaction

1/16/96                        15,000      19.8875   Open Market Transaction

1/17/96                        14,571      19.0183   Open Market Transaction

2/7/96         228,571                     28.125    Open Market Transaction